

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Parashar Patel
President and Chief Executive Officer
Resgreen Group International, Inc.
14614 East 9 Mile Road
Eastpointe, MI 48021

> **Re: Resgreen Group International, Inc.**
> **Pre-qualification Amendment 3 to Offering Statement on Form 1-A**
> **Filed October 13, 2020**
> **File No. 24-11297**

Dear Mr. Patel:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Pre-qualification Amendment 3 to Offering Statement on Form 1-A filed October 13, 2020

Cover Page of Offering Circular, page 1

1. Your revised disclosure includes the midpoint of $0.065 per share rather than a bona fide estimate of the range of the maximum offering price. As requested in prior comment 1, include a bona fide estimate of the range of the maximum offering price on the cover page of the offering circular. Additionally, please remove $0.065 as price to the public from the table on the front cover page of the offering circular. Note that you use the midpoint of a price range only in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification.

2. Added disclosure at the top of the cover page of the offering circular that the maximum offering is 70 million shares of common stock is inconsistent with disclosure in Part I, Item 4 of the Form 1-A and other disclosures in Part II of the Form 1-A that the maximum

offering is 53,846,155 shares of common stock. Please reconcile the disclosures.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Kistler